* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 19, 2026.

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VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting which will be held on July 21, 2026, at 10:00 a.m. local time. The meeting will take place at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of the Shareholders - Ohmyhome Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Proposal	FOR	AGAINST	ABSTAIN
1. RESOLVED as an ordinary resolution, that with immediate effect from the close of the meeting, A. the authorized share capital of the Company be and is hereby increased from US$7,500,000,000 divided into 675,000,000,000 Class A ordinary shares of par value US$0.01 each and 75,000,000,000 Class B ordinary shares of par value US$0.01 each, to US$1,000,000,000,000 divided into 90,000,000,000,000 Class A ordinary shares of par value US$0.01 each and 10,000,000,000,000 Class B ordinary shares of par value US$0.01 each by the creation of an additional 89,325,000,000,000 Class A ordinary shares of par value US$0.01 each and 9,925,000,000,000 Class B ordinary shares of par value US$0.01 each; and B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Authorised Share Capital Increase, if and when deemed advisable by the board of directors of the Company, in its sole discretion.	☐	☐	☐
2. RESOLVED as a special resolution, that subject to and immediately following the Authorised Share Capital Increase becoming effective, that A. clause 8 of the Company's existing memorandum of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new clause 8: "8. The authorised share capital of the Company is US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained."; and B. Article 3(1) of the Company's existing articles of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new Article 3(1): "3 (1) The authorised share capital of the Company at the date on which these Articles come into effect shall be US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each."; C. the Fourth Amended and Restated Memorandum and Articles of Association of the Company be and are hereby approved and adopted in substitution for, and to the entire exclusion of, the existing memorandum and articles of association of the Company; and any one director or officer or the registered office provider of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Authorised Share Capital Increase and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association.	☐	☐	☐
3. RESOLVED as a special resolution, that A. the issued and paid-up share capital of the Company be reduced ("Capital Reduction") by reducing the par value of each existing class A ordinary share with a par value of US$0.01 ("Existing Class A Ordinary Share") and each existing class B ordinary share with a par value of US$0.01 ("Existing Class B Ordinary Share" together with the Existing Class A Ordinary Shares, "Ordinary Shares") in issue on the Effective Date from US$0.01 each to US$0.0000001 each by cancelling the paid-up capital to the extent of US$0.0099999 on each Existing Class A Ordinary Share and each Existing Class B Ordinary Share in issue on the Effective Date, so that following the Capital Reduction, (i) each such issued Existing Class A Ordinary Share with a par value of US$0.01 shall be treated as one fully paid-up class A ordinary share with a par value of US$0.0000001 ("New Class A Ordinary Share") and (ii) each such issued Existing Class B Ordinary Share with a par value of US$0.01 shall be treated as one fully paid-up class B ordinary share with a par value of US$0.0000001 ("New Class B Ordinary Share", together with the New Class A Ordinary Shares, "New Ordinary Shares"), in the share capital of the Company and any liability of the holders of such New Ordinary Shares to make any further contribution to the capital of the Company on each such New Ordinary Share shall be treated as satisfied; B. each of the then authorised but unissued Ordinary Shares with a par value of US$0.01 be subdivided into 100,000 unissued New Ordinary Shares with a par value of US$0.0000001 each in the share capital of the Company ("Sub-division"); C. the authorised share capital of the Company will be changed from US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each to US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001; D. the credit arising from the Capital Reduction shall be applied towards offsetting the accumulated losses of the Company as at the Effective Date and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; E. each of the New Ordinary Shares arising from the Capital Reduction and Sub division shall rank pari passu in all respects with each other and have rights and privileges and be subject to the restrictions contained in the memorandum and articles of association of the Company; and F. the Directors be and are hereby authorised to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Sub-division and of administrative nature, on behalf of the Company, including under seal where applicable, as they may consider necessary or expedient to give effect to the Capital Reduction and the Sub-division.	☐	☐	☐
4. RESOLVED as a special resolution, that subject to and immediately following the Capital Reduction and the Sub-division becoming effective, that A. clause 8 of the Company's existing memorandum of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new clause 8: "8. The authorised share capital of the Company is US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained."; and B. Article 3(1) of the Company's existing articles of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new Article 3(1): "3 (1) The authorised share capital of the Company at the date on which these Articles come into effect shall be US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001 each."; C. the Fifth Amended and Restated Memorandum and Articles of Association of the Company be and are hereby approved and adopted in substitution for, and to the entire exclusion of, the existing memorandum and articles of association of the Company; and D. any one Director or officer or the registered office provider of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Capital Reduction, the Sub-division and the adoption of the Fifth Amended and Restated Memorandum and Articles of Association including, without limitation, making all such filings as may be required with the Registrar of Companies in the Cayman Islands.	☐	☐	☐

(PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Ohmyhome Limited
Annual General Meeting of the Shareholders
July 21, 2026

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS	FOR	AGAINST	ABSTAIN
5. RESOLVED as an ordinary resolution, that A. a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the "Shares") be and is hereby approved at a ratio of not less than two to one (2:1) and not more than five thousand to one (5,000:1) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the board of directors of the Company in its sole discretion at any one time or multiple times during a period of up to two (2) years from the date of the Annual General Meeting of the Shareholders of the Company held on July 21, 2026, in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion; provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than two to one (2:1) nor greater than five thousand to one (5,000:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company's memorandum and articles of association; B. no fractional Shares be issued in connection with any Share Consolidation and, in the event that shareholders of the Company would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the Board be and is hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation; and C. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to each Share Consolidation, if and when deemed advisable by the Board, in its sole discretion.	☐	☐	☐
6. RESOLVED as an ordinary resolution that Agus Prasetyo be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.	☐	☐	☐
7. RESOLVED as an ordinary resolution that Chin Chee Yen be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.	☐	☐	☐
8. RESOLVED as an ordinary resolution that Wong Tai Kok be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.	☐	☐	☐
9. RESOLVED as an ordinary resolution that Liu Wen Tao be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.	☐	☐	☐
10. RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified, confirmed and adopted.	☐	☐	☐
11. RESOLVED as an ordinary resolution, that the Board, or any member thereof in its sole discretion, be and hereby is authorized to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

The shareholder(s) hereby appoint(s) Agus Prasetyo, as proxy with the power to appoint his/her substitute, and hereby authorize(s) him/her to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of OHMYHOME LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of the Shareholders to be held on July 21, 2026, at 10:00 a.m. local time. The meeting will take place at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314., and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	________________________________	________________________________

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*** SPECIMEN *** AC:ACCT9999